Exhibit 99.1

VEDANTA LIMITED
Date of the AGM/EGM	24-08-2018
Total number of shareholders on record date	552949
No. of shareholders present in the meeting either in person or through proxy:
Promoters and Promoter Group:	5
Public:	191
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

Resolution No.	1

Resolution required: (Ordinary/ Special)	ORDINARY - To receive, consider and adopt
a) The audited financial statement of the Company for the financial year ended March 31, 2018 and the reports of the Board of Directors and Auditors thereon; and
b) The audited consolidated financial statement of the Company for the financial year ended March 31, 2018 and the report of Auditors thereon

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	952,765,393	79.764	952,067,979	697,414	99.927	0.073	31,345,367
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		952,765,393	79.764	952,067,979	697,414	99.927	0.073	31,345,367

Public- Non Institutions	E-Voting	659,092,396	27,257,212	4.136	27,251,846	5,366	99.980	0.020	90,795
	Poll		257,012	0.039	256,412	600	99.767	0.233	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,514,224	4.175	27,508,258	5,966	99.978	0.022	90,846

	Total	3,717,196,639	2,843,880,405	76.506	2,843,177,025	703,380	99.975	0.025	31,436,213

Resolution No.	2

Resolution required: (Ordinary/ Special)	ORDINARY - a) To confirm the payment of First Interim Dividend of Rs.21.20 per equity share for the financial year ended March 31, 2018
b) To confirm payment of Preference Dividend of Rs. 0.75 per preference share @7.5% on pro-rata basis payable uptill the end of FY 2017-18

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,810,286	84.623	1,010,810,286	0	100.000	0.000	612,289
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,010,810,286	84.623	1,010,810,286	0	100.000	0.000	612,289

Public- Non Institutions	E-Voting	659,092,396	27,257,604	4.136	27,256,640	964	99.996	0.004	90,403
	Poll		257,012	0.039	256,412	600	99.767	0.233	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,514,616	4.175	27,513,052	1,564	99.994	0.006	90,454

	Total	3,717,196,639	2,901,925,690	78.068	2,901,924,126	1,564	100.000	0.000	702,743

Resolution No.	3

Resolution required: (Ordinary/ Special)	ORDINARY - To appoint Mr. GR Arun Kumar (DIN:01874769), who retires by rotation and being eligible, offers himself for re-appointment as a Director

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.0000	0.0000	0
	Poll		0	0.000	0	0	0.0000	0.0000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.0000	0.0000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.0000	0.0000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,797,843	84.622	997,677,695	13,120,148	98.7020	1.2980	624,732
	Poll		0	0.000	0	0	0.0000	0.0000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.0000	0.0000	0

	Total		1,010,797,843	84.622	997,677,695	13,120,148	98.7020	1.2980	624,732

Public- Non Institutions	E-Voting	659,092,396	27,254,454	4.135	27,242,492	11,962	99.9561	0.0439	93,553
	Poll		257,012	0.039	256,312	700	99.7276	0.2724	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.0000	0.0000	0

	Total		27,511,466	4.174	27,498,804	12,662	99.9540	0.0460	93,604

	Total	3,717,196,639	2,901,910,097	78.067	2,888,777,287	13,132,810	99.5474	0.4526	718,336

Resolution No.	4

Resolution required: (Ordinary/ Special)	ORDINARY - To consider re-appointment of Mr. Navin Agarwal (DIN: 00006303) as the Whole-Time Director of the Company for a period of 5 years w.e.f August 01, 2018

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,797,843	84.622	959,885,292	50,912,551	94.963	5.037	624,732
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,010,797,843	84.622	959,885,292	50,912,551	94.963	5.037	624,732

Public- Non Institutions	E-Voting	659,092,396	27,254,155	4.135	25,205,921	2,048,234	92.485	7.515	93,852
	Poll		257,012	0.039	256,412	600	99.767	0.233	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,511,167	4.174	25,462,333	2,048,834	92.553	7.447	93,903

	Total	3,717,196,639	2,901,909,798	78.067	2,848,948,413	52,961,385	98.175	1.825	718,635

Resolution No.	5

Resolution required: (Ordinary/ Special)	SPECIAL - To consider re-appointment of Ms. Lalita D. Gupte (DIN:00043559) as an Independent Director for a second and final term effective from January 29, 2018 to August 10, 2021

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,797,843	84.622	947,230,145	63,567,698	93.711	6.289	624,732
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,010,797,843	84.622	947,230,145	63,567,698	93.711	6.289	624,732

Public- Non Institutions	E-Voting	659,092,396	27,254,441	4.135	27,246,535	7,906	99.971	0.029	93,566
	Poll		257,012	0.039	256,412	600	99.767	0.233	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,511,453	4.174	27,502,947	8,506	99.969	0.031	93,617

	Total	3,717,196,639	2,901,910,084	78.067	2,838,333,880	63,576,204	97.809	2.191	718,349

Resolution No.	6

Resolution required: (Ordinary/ Special)	SPECIAL - To consider re-appointment of Mr. Ravi Kant (DIN:00016184) as an Independent Director for a second and final term effective from January 29, 2018 to May 31, 2019

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,797,843	84.622	997,807,365	12,990,478	98.715	1.285	624,732
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,010,797,843	84.622	997,807,365	12,990,478	98.715	1.285	624,732

Public- Non Institutions	E-Voting	659,092,396	27,254,317	4.135	27,246,697	7,620	99.972	0.028	93,690
	Poll		257,012	0.039	253,417	3,595	98.601	1.399	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,511,329	4.174	27,500,114	11,215	99.959	0.041	93,741

	Total	3,717,196,639	2,901,909,960	78.067	2,888,908,267	13,001,693	99.552	0.448	718,473

Resolution No.	7

Resolution required: (Ordinary/ Special)	ORDINARY - To consider appointment of Mr. U. K. Sinha (DIN:00010336) as an Independent Director for a term effective from March 13, 2018 till August 10, 2021

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,797,843	84.622	1,010,797,843	0	100.000	0.000	624,732
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,010,797,843	84.622	1,010,797,843	0	100.000	0.000	624,732

Public- Non Institutions	E-Voting	659,092,396	27,255,355	4.135	27,248,416	6,939	99.975	0.025	92,652
	Poll		257,012	0.039	253,517	3,495	98.640	1.360	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,512,367	4.174	27,501,933	10,434	99.962	0.038	92,703

	Total	3,717,196,639	2,901,910,998	78.067	2,901,900,564	10,434	100.000	0.000	717,435

Resolution No.	8

Resolution required: (Ordinary/ Special)	ORDINARY - To consider re-appointment of Mr. Tarun Jain (DIN:00006843) as Whole-Time Director of the Company for the period April 1, 2018 to March 31, 2019

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,797,843	84.622	998,634,994	12,162,849	98.797	1.203	624,732
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,010,797,843	84.622	998,634,994	12,162,849	98.797	1.203	624,732

Public- Non Institutions	E-Voting	659,092,396	27,254,359	4.135	27,247,249	7,110	99.974	0.026	93,648
	Poll		257,012	0.039	256,412	600	99.767	0.233	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,511,371	4.174	27,503,661	7,710	99.972	0.028	93,699

	Total	3,717,196,639	2,901,910,002	78.067	2,889,739,443	12,170,559	99.581	0.419	718,431

Resolution No.	9

Resolution required: (Ordinary/ Special)	ORDINARY - To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2019

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,797,843	84.622	1,005,253,342	5,544,501	99.451	0.549	624,732
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,010,797,843	84.622	1,005,253,342	5,544,501	99.452	0.549	624,732

Public- Non Institutions	E-Voting	659,092,396	27,256,389	4.135	27,249,499	6,890	99.975	0.025	91,618
	Poll		257,012	0.039	256,412	600	99.767	0.233	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,513,401	4.174	27,505,911	7,490	99.973	0.027	91,669

	Total	3,717,196,639	2,901,912,032	78.067	2,896,360,041	5,551,991	99.809	0.191	716,401

Resolution No.	10

Resolution required: (Ordinary/ Special)	SPECIAL - To approve offer or invitation to subscribe the Non- Convertible Debentures or other Debt Securities upto Rs.20,000 crore on a Private Placement basis

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,863,600,788	99.999	1,863,600,788	0	100.000	0.000	0

Public- Institutions	E-Voting	1,194,485,455	1,010,797,843	84.622	1,010,797,843	0	100.000	0.000	624,732
	Poll		0	0.000	0	0	0.000	0.000	0
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		1,010,797,843	84.622	1,010,797,843	0	100.000	0.000	624,732

Public- Non Institutions	E-Voting	659,092,396	27,340,351	4.148	27,329,334	11,017	99.960	0.040	7,656
	Poll		257,012	0.039	256,452	560	99.782	0.218	51
	Postal Ballot (if applicable)		0	0.000	0	0	0.000	0.000	0

	Total		27,597,363	4.187	27,585,786	11,577	99.958	0.042	7,707

	Total	3,717,196,639	2,901,995,994	78.069	2,901,984,417	11,577	100.000	0.000	632,439